UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 14, 2021

NextGen Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39598	98-1550505
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2255 Glades Road, Suite 324A Boca Raton, FL	33431
(Address of principal executive offices)	(Zip Code)

(561) 208-8860

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	NGACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NGAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	NGACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on February 21, 2021, NextGen Acquisition Corporation (“NextGen”), a Cayman Islands exempted company, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among NextGen, Sky Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of NextGen (“Merger Sub”), and Xos, Inc., a Delaware corporation (“Xos”).

On May 14, 2021, NextGen, Merger Sub and Xos entered into that certain Amendment to the Agreement and Plan of Merger (the “Amendment”), which amends the Merger Agreement to, among other things, (i) reflect that each issued and outstanding unit of NextGen will be cancelled in connection with NextGen’s domestication as a Delaware corporation (the “Domestication”) and will entitle the holder thereof to one share of common stock, par value $0.0001 per share, of NextGen (following its Domestication) (the “NextGen Common Stock”) and one-third of one warrant to acquire one share of NextGen Common Stock and (ii) update the form of Certificate of Incorporation of NextGen upon the Domestication that is attached as an exhibit to the Merger Agreement.

Other than as expressly modified by the Amendment, the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by NextGen with the Securities and Exchange Commission on February 22, 2021, remains in full force and effect. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amendment, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Xos and NextGen. This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Xos, the combined company or NextGen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. NextGen intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NextGen, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-248921) filed with the SEC on October 7, 2020. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the satisfaction of the minimum trust account amount following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment to the Agreement and Plan of Merger, dated as of May 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

NextGen Acquisition Corporation

Date: May 14, 2021	By:	/s/ Patrick T. Ford
	Name:	Patrick T. Ford
	Title:	Chief Financial Officer and Secretary

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